UNITED STATES OF AMERICA
           Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

         In the Matter of

NATIONAL FUEL GAS COMPANY                               NINTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION              CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                    PURSUANT TO
SENECA RESOURCES CORPORATION                            RULE 24
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC.

File No. 70-9153
(Public Utility Holding Company Act of 1935)
--------------------------------------------


         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries:
National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Highland Land & Minerals, Inc. ("Highland") on its own behalf and as successor by merger to Utility Constructors, Inc. ("UCI"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), and Upstate Energy Inc., formerly known as Niagara Energy Trading Inc. ("Upstate") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration")in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto.

1.  EXTERNAL FINANCING BY NFG
    -------------------------

BORROWING BY NATIONAL
---------------------

a.  Short-term Debt
    ---------------

         National borrowed funds by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended March 31, 2000 ("Quarter") as summarized below:

     ---------------------------------------------------------------------------
     At Beginning     At End         Maximum Level            Minimum Level
      of Quarter    of Quarter  of Such Short-term Debt  Of Such Short-term Debt
      ----------    ----------  -----------------------  -----------------------

     $29,900,000   $29,600,000       $30,400,000              $29,000,000

b.  Long-term securities
    --------------------

(1) Long-Term Debt Securities; Preferred Stock

         During the Quarter, National sold long-term debt securities (i.e. debt with maturities in excess of 270 days on one occasion). On February 15, 2000 National sold $150,000,000 principal amount of median term notes ("MTNs") through underwriters. These MTNs were issued on February 18, 2000 and will mature on February 18, 2003 (or the first business day thereafter). The MTNs have a coupon rate of 7.30%. The proceeds were used to redeem $50,000,000 of 6.60% MTNs which matured in February and to reduce short-term debt. In addition, National has no preferred stock outstanding.

(2) Stock Issuance Plans

         During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                              Number of       Number of Shares Exchanged as
Name Of Plan                  Shares Issued   Consideration For Share Issuances
------------                  -------------   ---------------------------------

Direct Stock Purchase and         37,643                    N/A
Dividend Reinvestment Plan

Tax Deferred Savings              33,036                    N/A
Plans [401(k)]

Retainer Policy for                  653                    N/A
Outside Directors


1997 Award & Option Plan           - 0 -                   - 0 -

1993 Award and Option Plan        50,500                   - 0 -

1984 Stock Plan                    2,000                   - 0 -

1983 Incentive Stock Option        5,220                   - 0 -
Plan

Total Number of                  129,052                   - 0 -
Shares Issued/Exchanged

Net New Shares                   129,052

Aggregate Consideration received upon issuance of 129,052 shares:  $5,209.543.

         The purpose of National's former Customer Stock Purchase Plan and its former Dividend Reinvestment and Stock Purchase Plan was to promote the long-term ownership of National's common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends. Effective November 1, 1999, these plans were combined into a new plan known as the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan.

         The purpose of National's two Tax-Deferred Savings Plans is to encourage certain employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National's common stock among certain employees, to provide an attractive employee benefit, and to keep National's employee benefit program competitive with programs offered by other corporations.

         The purpose of National's Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National's common stock by outside directors.

         National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

         On February 17, 2000, pursuant to the National Fuel Gas Company 1997 Award and Option Plan, the Compensation Committee of the Board of Directors of National awarded stock appreciation rights pertaining to 7,656 shares of stock and stock options pertaining to 7,656 shares of stock.

(3) Compliance With Parameters Concerning Long-Term Securities

         During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-Q) did not fall below 30% of National's consolidated capitalization.

c.  Hedging Transactions
    --------------------

         During the Quarter, National did not enter into any hedges or other derivative transactions as contemplated by the Application-Declaration either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.  Other Securities
    ----------------

         During the Quarter, National did not issue other types of securities ("Other Securities").

2.  MONEY POOL
    ----------

         During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

         a. National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc. and/or Chase Securities, Inc. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

                      Commercial Paper Outstanding

     ------------------------------------------------------------------
                                   Maximum Amount      Minimum Amount
     At Beginning     At End     Outstanding During  Outstanding During
      of Quarter    of Quarter        Quarter             Quarter
      ----------    ----------        -------             -------

     $199,400,000  $199,200,000    $200,000,000        $165,000,000

         b. National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

         National's External Bank/Financial Institution Borrowings
                           Outstanding (Money Pool)
     -----------------------------------------------------------------
                                  Maximum Amount      Minimum Amount
     At Beginning     At End    Outstanding During  Outstanding During
      of Quarter    of Quarter       Quarter             Quarter
      ----------    ----------       -------             -------

     $228,000,000  $44,400,000    $263,400,000        $18,500,000

         c. The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $492,400,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $536,100,000.

         d.  The following  table lists cash  balances that National and certain
Subsidiaries   (i.e.,   Subsidiaries   with  surplus   funds)  loaned  to  other
Subsidiaries that borrowed through the Money Pool during the Quarter:

                       Cash Balances Loaned Through the Money Pool
                 ------------------------------------------------------
                 At Beginning      At End
                  of Quarter     of Quarter     Maximum       Minimum
                  ----------     ----------     -------       -------

National         $42,500,000    $46,900,000   $48,200,000   $44,400,000
Distribution               0              0             0             0
Supply                     0              0             0             0
Seneca            14,800,000     17,400,000    17,500,000    14,500,000
Highland                   0              0             0             0
Leidy                700,000        800,000       800,000       700,000
Data-Track           600,000        700,000       700,000       600,000
NFR                1,400,000              0     3,100,000             0
Horizon Energy             0              0       500,000             0
SIP                        0              0             0             0
NIM                        0              0             0             0
Upstate                    0              0             0             0

         e. The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise. Horizon Energy does not borrow from the Money Pool.

                             Borrowings from the Money Pool

                 -------------------------------------------------------
                 At Beginning      At End        Maximum        Minimum
                  of Quarter     of Quarter      Borrowed       Borrowed
                  ----------     ----------      --------       --------

Distribution     $119,200,000   $ 40,000,000   $149,900,000   $ 14,600,000
Supply             40,200,000     54,600,000     62,700,000     37,500,000
Seneca            257,700,000    141,700,000    260,400,000    137,100,000
UCI                         0              0              0              0
Highland           53,200,000     52,600,000     53,200,000     52,300,000
Leidy                       0              0              0              0
Data-Track                  0              0              0              0
NFR                 7,000,000      8,700,000     12,500,000              0
Horizon Energy              0              0              0              0
SIP                10,700,000     11,200,000     11,200,000     10,700,000
NIM                         0              0              0              0
Upstate             5,200,000      2,600,000      5,200,000      2,500,000

         f. National increased its bank lines as follows: The Chase Manhattan Bank increased its discretionary lending line from $150 million to $250 million, and Banca Nazionale del Lavoro increased its discretionary lending line from $20 million to $25 million. National remains subject to the overall limit of $750 million as set out in the Order.

3.  USE OF PROCEEDS
    ---------------

         National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.  EXTERNAL FINANCING BY DISTRIBUTION
    ----------------------------------

         During the Quarter, Distribution did not engage in external financing.

5.  FINANCING ENTITIES
    ------------------

         During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6.  GUARANTEES BY NATIONAL
    ----------------------

         During  the  Quarter,   National  made  guarantees  on  behalf  of  its
Subsidiaries in the aggregate amount of $9,000,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $181,310,000.

         All guarantees  relate to gas  transportation,  purchases or sales,  or
other  credit  support  agreements   relating  to  the  Subsidiaries'   existing
businesses.

7.  ACQUISITIONS OF EWG'S, FUCO'S AND RULE 58 COMPANIES
    ---------------------------------------------------

         During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as electric wholesale generators (EWG's) or foreign utility companies (FUCO's) at such time other than set forth below, and neither National or any of its Subsidiaries made any investments in energy-related companies and gas-related companies under Rule 58 other than loans reported on National's Form U-6B-2 and/or Form U-9C-3 for the Quarter. In February, National made a capital contribution of $5,000,000 to NFR Power, Inc., a wholly-owned EWG.

         The aggregate investment of National and its Subsidiaries in EWG's and FUCO's does not exceed the limits set forth in the Commission's Rule 53.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Ninth Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman
   ------------------------------------
   P. C. Ackerman
   President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By:  /s/ D. F. Smith
   ------------------------------------
   D. F. Smith
   President

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck
   ------------------------------------
   J. A. Beck
   President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ D. J. Seeley
   ------------------------------------
   D. J. Seeley
   President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ R. J. Kreppel
   ------------------------------------
   R. J. Kreppel
   President

HORIZON ENERGY DEVELOPMENT, INC.

By:  /s/ P. C. Ackerman
   ------------------------------------
   P. C. Ackerman
   President


HIGHLAND LAND & MINERAL, INC.

By:  /s/ J. A. Beck
   ------------------------------------
   J. A. Beck
   President


DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ P. C. Ackerman
   ------------------------------------
   P. C. Ackerman
   President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest
   ------------------------------------
   W. E. DeForest
   President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ W. E. DeForest
   -----------------------------------
   W. E. DeForest
   President, Secretary & Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ C. H. Friedrich
   ------------------------------------
   C. H. Friedrich
   Treasurer

UPSTATE ENERGY INC.

By:  /s/ C. H. Friedrich
   -----------------------------------
   C. H. Friedrich
   Treasurer

Dated:  May 19, 2000